UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Trina Solar Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	001-33195	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China

(Address of principal executive offices)  (Zip Code)

Teresa Tan, Chief Financial Officer
Tel: (+86) 519 8548 2008

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2015 to December 31, 2015.

Section 1. Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

A.             Company Overview

Trina Solar Limited (“TSL”) is a large-scale integrated solar power products manufacturer and solar system developer based in China with a global distribution network covering Europe, Asia, North America, Australia and Africa.

Since TSL began solar power products business in 2004, TSL has integrated the manufacturing of ingots, wafers and solar cells for use in its photovoltaic, or PV, module production. TSL’s PV modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. TSL also develops, designs, constructs, operates and sells solar power projects that primarily use the solar modules TSL manufactures. TSL has expanded into the downstream solar power projects market. In 2015, TSL completed and connected 425.0 MW of build-to-own projects in China, completed and connected 210.9 MW of build-to-sell projects in China, and completed and sold 50.0 MW of build-to-sell projects in Europe.

B.             Products Overview

TSL’s products can be classified into the following categories: silicon ingots, wafers, solar cells, PV modules and PV systems.

TSL began commercial production of multicrystalline ingots in 2007. As of December 31, 2015, TSL had 184 directional solidification systems, or DSS, furnaces for the manufacturing of multicrystalline ingots, which can yield 2,300 MW of modules annually based on current manufacturing processes.

TSL began wafer production in 2006, in the forms of monocrystalline and multicrystalline. TSL’s annual wafer manufacturing capacity as of December 31, 2015 was approximately 1,800 MW based on current manufacturing processes.

TSL currently produces its own solar cells for the use in its PV modules. TSL began monocrystalline cells production in April 2007 and achieved a conversion efficiency of up to 20% as of December 31, 2015 on a test production line basis. TSL began production of multicrystalline cells in November 2007 and achieved a conversion efficiency of up to 18.3% as of December 31, 2015 on a mass production basis. As of December 31, 2015, TSL had 79 production lines with a total annualized in-house manufacturing capacity of approximately 3,500 MW.

TSL began PV modules production in 2004, in the forms of monocrystalline and multicrystalline. TSL increased its annualized in-house manufacturing capacity of modules from approximately 6 MW per year as of November 2004 to approximately 5,000 MW per year as of December 31, 2015.

PV system consists of PV modules and inverters, where PV modules transform solar energy into electricity and electricity is transmitted to grids through inverters at compatible frequency. Currently, all of TSL’s PV modules used in TSL’s PV systems are manufactured at TSL, and inverters are procured from external suppliers.

TSL also develops, designs, constructs, operates and sells solar power projects that primarily use the solar modules TSL manufactures. Currently, all of TSL’s PV modules used in TSL’s solar power projects are manufactured at TSL, and inverters are procured from external suppliers.

Based upon TSL’s internal assessment, silicon ingots, wafers and solar cells that TSL produced did not contain conflict minerals, but PV modules (including those used in TSL’s solar power projects) and PV systems TSL manufactured or contracted to manufacture contained conflict minerals. Accordingly, for the purpose of this Form SD, together with any Exhibits hereto, only PV modules and PV systems were considered. Conflict minerals refer to cassiterite (i.e., tin), columbite-tantalite (i.e., tantalum), gold, wolframite (i.e., tungsten), or any other minerals or their derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”).

C.            Supply Chain Overview

TSL has performed comprehensive analysis on the products in order to determine the presence of conflict minerals. If products contain any conflict minerals, TSL shall require relevant suppliers to perform necessary work to trace the origins of the conflict minerals contained in its materials. All relevant suppliers were required to provide specifications, data sheets, material safety data sheets or other applicable documents to identify the composition of the material supplied to TSL.

Based on the information TSL has gathered, TSL has defined the scope for conflict minerals due diligence by identifying and communicating with suppliers that have provided materials that are likely to contain conflict minerals. TSL has adopted the reporting template developed by the Conflict-Free Sourcing Initiative (CFSI), and started due diligence communication with relevant suppliers, who are suppliers to PV modules and PV systems in 2015. TSL has conducted an analysis on the responses from the suppliers. TSL has found that its PV modules and PV systems contain tin and gold, but not tungsten or tantalum. Ribbon cables used in the assembly of TSL’s solar modules and solder used in junction boxes and busbar connections use tin, tin alloys, molten tin alloys and tin-coated copper. Gold was used in the cable coupler of one particular type of junction box.

D.            Reasonable Country of Origin Inquiry (RCOI) and RCOI Conclusion

After having conducted a good faith reasonable country of origin inquiry to the suppliers to PV modules and PV systems in 2015, TSL has found that (i) some suppliers claimed that the conflict minerals do not come from the Covered Countries, and other suppliers cannot determine whether the conflict minerals contained originate from the covered countries; (ii) some suppliers claimed that the conflict minerals did not originate from scrap supplier or recycled supplier, and others cannot determine whether the conflict minerals originated from scrap supplier or recycled supplier; and (iii) some suppliers did not respond to TSL’s request for survey.

Under such context, TSL was unable to determine the origins of gold and tin used in PV modules and PV systems, and could not exclude the possibility that some minerals may have originated from the Covered Countries, and will take further actions to mitigate the risk.

Because of the complexity of TSL’s products and the depth, breadth and constant evolution of supply chain, it will take time for many of TSL’s suppliers to trace and verify the origin of all the minerals. By leveraging industry standard CFSI/Conflict-Free Smelter (CFS) program, accountability is expected to grow within the supply chain, and TSL will continue its efforts to drive further transparency in its supply chain.

E.             Conflict Minerals Disclosure

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at http://ir.trinasolar.com/phoenix.zhtml?c=206405&p=irol-IRHome.

Item 1.02 Exhibit

Exhibit 1.01 — Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 hereto.

SECTION 2 — EXHIBITS

Item 2.01 Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TRINA SOLAR LIMITED

By:	/s/ Teresa Tan
Name:	Teresa Tan
Title:	Chief Financial Officer

Date: May 26, 2016